Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that they are jointly filing this statement on Schedule 13G, including all amendments thereto. Each of them is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 13th day of November, 2025.

HAYFIN MANAGEMENT HOLDINGS LIMITED

By: /s/ David Rushford
_____
Name: David Rushford
Title: Authorised Signatory

HAYFIN HEARTFLOW UK LIMITED

By: /s/ Jessica Gray
_____
Name: Jessica Gray
Title: Director

HAYFIN TOURMALINE LUXCO S.À.R.L.

By: /s/ John Molloy
_____
Name: John Molloy
Title: Manager

By: /s/ Taavi Davies
_____
Name: Taavi Davies
Title: Manager

HAYFIN HEALTHCARE OPPORTUNITIES FUND GP S.À.R.L.

By: /s/ John Molloy
_____
Name: John Molloy
Title: Manager

By: /s/ Taavi Davies
_____

Name: Taavi Davies
Title: Manager

HAYFIN HEALTHCARE OPPORTUNITIES INVEST LP, acting by its general
partner, HAYFIN HF GP LLC, acting by its sole member, Hayfin Healthcare Opportunities Fund GP S.à.r.l.

By: /s/ John Molloy
_____

Name: John Molloy
Title: Manager

By: /s/ Taavi Davies
_____

Name: Taavi Davies
Title: Manager

HAYFIN SOF III GP S.À.R.L.

By: /s/ John Molloy
_____

Name: John Molloy
Title: Manager

By: /s/ Emmanuel Mougeolle
_____

Name: Emmanuel Mougeolle
Title: Manager

HAYFIN HOSTPLUS GP LIMITED

By: /s/ Anneka Bavalia
_____

Name: Anneka Bavalia
Title: Director

HAYFIN HOSTPLUS LP, acting by its general
partner, HAYFIN HOSTPLUS GP LIMITED

By: /s/ Anneka Bavalia
_____

Name: Anneka Bavalia
Title: Director

HAYFIN CHIEF GP LIMITED

By: /s/ Anneka Bavalia
_____

Name: Anneka Bavalia
Title: Director

HAYFIN CHIEF LP, acting by its general
partner, HAYFIN CHIEF GP LIMITED

By: /s/ Anneka Bavalia
        Name: Anneka Bavalia
        Title: Director

SUNHAY GP LIMITED

By: /s/ Anneka Bavalia
        Name: Anneka Bavalia
        Title: Director

SUNHAY LP, acting by its general partner
SUNHAY GP LIMITED

By: /s/ Anneka Bavalia
        Name: Anneka Bavalia
        Title: Director

HAYFIN BIG CYPRESS GP LIMITED

By: /s/ Anneka Bavalia
        Name: Anneka Bavalia
        Title: Director

HAYFIN BIG CYPRESS LP, acting by its general partner,
HAYFIN BIG CYPRESS GP LIMITED

By: /s/ Anneka Bavalia
        Name: Anneka Bavalia
        Title: Director

HAYFIN HAMILTON GP LIMITED

By: /s/ Anneka Bavalia
        Name: Anneka Bavalia
        Title: Director

HAYFIN HAMILTON LP, acting by its general partner,
HAYFIN HAMILTON GP LIMITED

By: /s/ Anneka Bavalia
        Name: Anneka Bavalia
        Title: Director

HAYFIN OPAL 2020 GP LIMITED

By: /s/ Anneka Bavalia
        Name: Anneka Bavalia
        Title: Director

HAYFIN OPAL 2020 (A) LP, acting by its general partner,
HAYFIN OPAL 2020 GP LIMITED

By: /s/ Anneka Bavalia
        Name: Anneka Bavalia
        Title: Director

HAYFIN OPAL 2020 (B) LP, acting by its general partner,
HAYFIN OPAL 2020 GP LIMITED

By: /s/ Anneka Bavalia
        Name: Anneka Bavalia
        Title: Director

HAYFIN SOF II GP LIMITED

By: /s/ Anneka Bavalia
        Name: Anneka Bavalia
        Title: Director

HAYFIN SPECIAL OPPORTUNITIES FUND II LP, acting by its general partner,
HAYFIN SOF II GP LP, acting by its general partner, HAYFIN SOF II GP LIMITED

By: /s/ Anneka Bavalia
        Name: Anneka Bavalia
        Title: Director

HAYFIN SOF III AIV GP S.À.R.L.

By: /s/ John Molloy
         Name: John Molloy
         Title: Manager

By: /s/ Emmanuel Mougeolle
         Name: Emmanuel Mougeolle
         Title: Manager

HAYFIN AUS AIV LP – HOSTPLUS SERIES, acting by its general partner,
HAYFIN AUS AIV GP LLC, acting by its member, HAYFIN SOF III AIV GP S.À.R.L.

By: /s/ John Molloy
         Name: John Molloy
         Title: Manager

By: /s/ Emmanuel Mougeolle
         Name: Emmanuel Mougeolle
         Title: Manager

HAYFIN SPECIAL OPPORTUNITIES FUND III AIV LP, acting by its general partner,
HAYFIN SOF III AIV GP LLC, acting by its member, HAYFIN SOF III AIV GP S.À.R.L.

By: /s/ John Molloy
         Name: John Molloy
         Title: Manager

By: /s/ Emmanuel Mougeolle
         Name: Emmanuel Mougeolle
         Title: Manager

HAYFIN AUS AIV LP – AUS SOF III SERIES, acting by its general partner,
HAYFIN AUS AIV GP LLC, acting by its member, HAYFIN SOF III AIV GP S.À.R.L.

By: /s/ John Molloy
         Name: John Molloy
         Title: Manager

By: /s/ Emannuel Mougeolle
         Name: Emmanuel Mougeolle
         Title: Manager